Twenty One Capital, Inc.

111 Congress Avenue

Suite 500

Austin, Texas 78701

September 12, 2025

VIA EDGAR

Rolf Sundwall

Jason Niethamer

Sonia Bednarowski

Sandra Hunter Berkheimer

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

RE:	Twenty One Capital, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-4 Submitted August 12, 2025

CIK No. 0002040457

Dear Sir or Madam:

This letter is submitted by Twenty One Capital, Inc. (the “Company”), in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 29, 2025 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-4 as confidentially submitted with the Commission on August 12, 2025. Concurrently with the filing of this letter, the Company is publicly filing a Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience the text of the Staff’s comments in the Comment Letter is set forth in bold and italics below, followed immediately in each case by the Company’s response. All references in this letter to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comments as well as other updates.

Summary of the Proxy Statement/Prospectus

1.	We note your revised disclosure in response to prior comment 18. Please revise to clarify what you mean by “where permissible” on pages 32 and 159 in regards to the Conditions to Each Party’s Obligations section.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 31 and 159 of the Registration Statement. In addition, the Company notes for the Staff that there are no contractual limitations on which conditions can be waived. The inclusion of “where permissible” reflects the language of the Business Combination Agreement, which was intended to mean “where permissible pursuant to applicable law.”

Risk Factors

2.	We note your revised disclosure on page 55 in response to prior comment 22 and your revised disclosure on page 238 in response to prior comment 44. Please disclose quantitative information regarding the insurance coverage of Pubco’s bitcoin holdings provided by Anchorage.

Response: The Company respectfully advises the Staff that the Company considers insurance coverage limits to be commercially sensitive information, which, if disclosed, likely would cause substantial harm to the Company. For example, such disclosure could increase the likelihood that the Company becomes a target of malicious acts by third-party actors and could allow the Company’s competitors to obtain otherwise confidential information regarding the Company’s policies and operations. Furthermore, the Company respectfully advises the Staff that disclosure of insurance coverage limits is not necessary for a reasonable investor’s understanding of the Company’s business or evaluation of an investment in its common stock, as the Company has disclosed the types of losses covered by Anchorage’s  insurance policies. Nonetheless, the Company undertakes to supplementally provide information regarding insurance coverage limits to the Staff upon request.

The NTA Proposal

3.	We note your response to prior comment 27. Please revise your disclosure here and throughout, as appropriate, to highlight the risk that if the amount in the trust falls below $5,000,001 as a results of the redemptions, CEP may no longer meet the Nasdaq listing standards and CEP Ordinary Shares may be “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. In addition, expand your disclosure to fully address the impact to CEP and its investors if CEP Ordinary Shares are “penny stock.”

Response: We note that the NTA provision in CEP’s Memorandum and Articles is not based on CEP’s status alone, nor is it necessarily based on the pre-closing status of CEP. Instead, Section 49.5 of the Memorandum and Articles provides that the net tangible assets of CEP or any entity that succeeds the Company as a public company (i.e., Pubco) either immediately prior to or upon consummation of the Business Combination must be at least $5,000,001. If any of these criteria (CEP or Pubco, prior to or upon consummation of the Business Combination) is met, the condition will have been satisfied. This NTA condition was included in the Memorandum and Articles to reduce the likelihood that CEP (or a successor entity) would become subject to the SEC’s “penny stock” rules. The parties do not expect that either CEP or Pubco will be subject to the “penny stock” rules prior to or upon the Closing.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages iii, xv, xxiii, xxxi, xxxix, xl, 37, 84-85, 115, 170, and 173-175 of the Registration Statement to provide that implementation of the NTA Proposal is contingent on the approval of the Business Combination Proposal, and the approval of the Merger Proposal. The NTA Proposal will not be approved if such other Proposals are not approved, and in such scenario, the NTA Amendment will not take effect.

We have also expanded the risk factor disclosure on these pages to discuss the impact to CEP shareholders if the NTA Amendment is adopted and if either CEP or Pubco securities are deemed to be “penny stock”.

The Organizational Documents Proposal

4.	We note your revised disclosure in response to prior comment 7. Please revise to provide a separate vote for each material difference between the Proposed Organizational Documents and the CEP Memorandum and Articles. In this regard, we note your disclosure on page 182 that combines each of the material differences into a single resolution.

Response: In response to the Staff’s comments, the Company has revised its disclosure on the cover page and pages iii, xv, xxiii, 29, 109, and 176-183 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

5.	We acknowledge your response to prior comment 28 and revised presentation in your Unaudited Pro Forma Condensed Combined Financial Statements. Please expand on your descriptions of the individual transactions to which you are giving pro forma effect, and revise your presentation to reflect each transaction in separate columns. For example, the Transaction Adjustments column includes the effect of the business combination agreement, equity PIPE agreements, convertible notes subscription agreement, etc., in a single column. Refer to Regulation S-X, Item 11-02(b)(4)(i).

Response: In response to the Staff’s comments, the Company has revised the pro forma financial statements on pages 202-205 to reflect the Equity PIPE Agreements and Convertible Notes subscription Agreements in separate columns.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 - Description of the Proposed Transactions

6.	We acknowledge your response to prior comment 35. Please revise your disclosure here and in your discussion of the convertible notes on page 267 to include the significant terms of the convertible notes, such as duration, interest rate, conversion terms, etc. Refer to ASC 470-20-50.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 206 and page 274 to include the significant terms of the convertible notes such as interest rate, maturity date, contingency associated with the payment of principal or interest, priority and conversion terms.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of

March 31, 2025

7.	We acknowledge your response to prior comment 31. While there is a contractual agreement for the PIPE Investors, your response indicates that the investors may still choose to pay the purchase price in cash. Please tell us whether the April PIPE Investors have yet to make an election to pay the purchase price in bitcoin or cash.

Response: In response to the Staff’s comments, the Company has revised the disclosure to the amounts presented in Adjustment A, on pages 210-213, to reflect that the April PIPE investors have made the election as to whether they will pay the purchase price in bitcoin or cash.

8.	In adjustments A, N, O and R, you present the exchange of equity interests for bitcoin under the April PIPE, Contribution, June Pipe and Additional PIPE agreements at the agreed-upon valuations. Please explain to us why you believe it is appropriate to measure the bitcoin at the contractual valuation and to recognize the difference in fair value from that contractual valuation through your pro forma earnings, citing the specific accounting literature you relied upon. In your response, tell us how you considered whether this is a transaction in your own capital stock under ASC Topic 505-10-25-2.a. or a transaction between entities under common control under ASC Topic 805-50-30-5, neither of which would result in a recorded gain or loss.

Response: We respectfully acknowledge the Staff’s comment. We considered the guidance in ASC 505-10 and 815-40 when evaluating whether the exchange of equity interests for bitcoin under the April PIPE, Contribution, June Pipe and Additional PIPE agreements should be presented at agreed-upon valuations or contractual value.

ASC 505-10-25-2(a) applies to transactions involving the issuance of an entity’s outstanding equity shares in exchange for consideration. However, because the subscribed shares were not issued and outstanding at inception, but rather represent obligations indexed to the Company’s own equity, the instruments fall within the scope of ASC 815-40. Under ASC 815-10-15-74(a) and ASC 815-40-25, the contracts qualify for the equity classification scope exception and are classified in stockholders’ equity. Accordingly, the transactions do not result in the recognition of a gain or loss in earnings.

We also considered whether the transfers represent transactions between entities under common control under ASC 805-50-30-5. The PIPE and Contribution investors are not entities under common control with the Company. Therefore, the guidance on common control transactions is not applicable.

In the pro forma financial statements, Bitcoin acquired under these agreements is presented at the contractual valuation established in valuation established in the agreements, as this reflects the fixed exchange terms contractually agreed by the Company and investors. The offsetting entry is recorded within equity classification consistent with ASC 815-40. To the extent that contractual value differs from contemporaneous fair value, the difference does not give rise to a recorded gain or loss in earnings.

In summary, we concluded that:

●	The subscribed share obligations are equity-linked instruments classified in equity under ASC 815-40, not outstanding shares under ASC 505-10.

●	The transactions are not common-control transactions under ASC 805-50.

●	Bitcoin is recognized in pro forma financial statements at fair value at of the most recent practicable date with any increase above contractual value recorded to equity, and no gain or loss is recognized in earnings.

9.	In adjustments G, P and Q, you recognize bitcoin to be acquired immediately following the closing in exchange for the cash proceeds from your equity PIPE agreements and your convertible notes agreement based on a contractual valuation. Please explain your presentation referencing specific accounting guidance. Tell us your consideration of whether the agreement to acquire bitcoin on a future date at an agreed-upon price could be considered a derivative under ASC Topic 815.

Response: We respectfully acknowledge the Staff’s comment. We considered the guidance in ASC 815 when evaluating whether the agreements to acquire bitcoin immediately following the closing of the transaction should be accounted for as derivatives and concluded that the agreement to acquire Bitcoin on a future date at an agreed-upon price would be considered a derivative under ASC 815.

Specifically, because the PIPE Bitcoin Sale and Additional PIPE Bitcoin Sale agreements were determined to be freestanding contracts, we evaluated them further under ASC 815-10-15-83 to determine if they meet the definition of a derivative, and under ASC 815-10-15-15 through 15-82A to assess whether any scope exceptions apply. A summary of our analysis is as follows:

●	The agreements contain an underlying (the contractual price of bitcoin) and a notional/payment provision (the number of bitcoin to be delivered).

●	The contracts require no initial net investment or one that is smaller than would be required for a direct purchase of bitcoin.

●	The contracts permit net settlement through delivery of bitcoin, which is considered an asset that is readily convertible to cash (ASC 815-10-15-119 through 15-139).

Accordingly, the bitcoin purchase arrangements meet all three characteristics of a derivative under ASC 815-10-15-83. Furthermore, none of the scope exceptions in ASC 815-10-15-15 through 15-82A apply to these agreements. As a result of the determination pursuant to ASC 815, the PIPE Bitcoin Sale and Additional PIPE Bitcoin Sale agreements are accounted for as derivative instruments within the scope of ASC 815 and recognized as liabilities at inception with subsequent measurement at fair value to be recognized through the statement of operations. The digital assets were valued at a per Bitcoin price of $109,958.41 as of the most recent practicable date of September 4, 2025 and a gain was recognized for the difference between the Bitcoin value and the purchase price which reflects the settlement of the derivative liability at Closing.

Beneficial Ownership of Securities

10.	We note your revised disclosure in the footnotes on pages 262 and 263 in response to prior comment 46. Please revise footnote 4 to the beneficial ownership tables on pages 262 and 263 to disclose the natural persons with investment and voting control over the Pubco Class A and Pubco Class B Stock held by Stellar Beacon LLC.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 265 and 266 of the Registration Statement. The Company advises the Staff that the Company has been informed that voting and investment power over the shares held by Stellar Beacon LLC is exercised through the three-manager board of Stellar Beacon LLC by majority vote. The Company has been informed that no natural person is deemed a beneficial owner of the shares held by Stellar Beacon LLC.

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Please contact Lorenzo Corte at +44 20 7519-7000 or via email at lorenzo.corte@skadden.com should you require further information.

Sincerely,

/s/ Jack Mallers
Jack Mallers
Chief Executive Officer
Twenty One Capital, Inc.

cc:	Steven Meehan
Chief Financial Officer
Twenty One Capital, Inc.

Lorenzo Corte and Maria Protopapa

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

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